信和置業有限公司
Sino Land Company Limited

Our Ref.: SLC-EI/FC-2008/CS-0057

2008 FEB -4 A 10:43

19 January 2008

The Bank of New York
101 Barclay Street,
22nd Floor – West,
New York, NY 10286,
U.S.A.

Attn.: Ms. Kathy Jiang

Office of International Corporate Finance
Securities & Exchange Commission
Division of Corporate Finance
450 Fifth Street, N.W.,
Washington, D.C. 20549, U.S.A.

Attn.: Mr. Frank Zarb

SUPPL

Dear Sirs,

Sino Land Company Limited ("the Company")
Level One Sponsored ADR Program
- Rule 12g3-2(b)#82-1868

We are pleased to enclose for your attention a copy of Joint Announcement on Connected Transaction of the Company and Tsim Sha Tsui Properties Limited dated 18 January 2008.

For your information, the above document is also accessible at our website "http://www.sino.com".

If you require any other information, please feel free to contact us.

08000550

Yours faithfully,
For and on behalf of
SINO LAND COMPANY LIMITED

Fanny Cheng
Deputy Company Secretary

Encl.

PROCESSED
FEB 06 2008
THOMSON
FINANCIAL

c.c. The Bank of New York (Hong Kong)
Level 24, Three Pacific Place,
1 Queen's Road East,
Hong Kong.

Attn.: Ms. Eugenia Lee / Ms. Kammy Yuen

H:\Maisy\FC\Announcement\Connected Transaction\18.1.2008_SL & TSTP\Letter - ADR.doc

Tsim Sha Tsui Properties Limited

(Incorporated in Hong Kong with limited liability)
(Stock Code: 247)

Sino Land Company Limited

(Incorporated in Hong Kong with limited liability)
(Stock Code: 83)

CONNECTED TRANSACTION

JOINT ANNOUNCEMENT

The directors of each of TST Properties and Sino Land are pleased to announce that on 18th January, 2008, Sino Hope (a wholly-owned subsidiary of Sino Land), CapitaLand China Holdings and CRL (HK) entered into the Agreement pursuant to which Sino Hope acquired the remaining 10% of the issued share capital of Harvest Sun held by CapitaLand China Holdings (as the registered owner) and CRL (HK) (as the beneficial owner). Following the completion of the transaction under the Agreement which took place on the same day as the Agreement was entered into on 18th January, 2008, Harvest Sun has become an indirect wholly-owned subsidiary of Sino Land.

Prior to the Agreement, Sino Land indirectly owned 90% of the issued share capital of Harvest Sun after having completed a series of transactions on 21st December, 2007 to acquire, through Sino Hope, 60% of the issued share capital of Harvest Sun from the joint venture parties other than CapitaLand China Holdings and CRL (HK). Details of such transactions were set out in the Joint Announcement and the Joint Circular. CapitaLand China Holdings and CRL (HK), being a 10% shareholder of Harvest Sun, had since then become connected persons of Sino Land and its holding company, TST Properties, under the Listing Rules.

Accordingly, the entering into of the Agreement by Sino Hope to acquire the remaining 10% of the issued share capital of Harvest Sun from CapitaLand China Holdings and CRL (HK) constituted a connected transaction of TST Properties and Sino Land under Rule 14A.13(1)(a) of the Listing Rules. As the relevant percentage ratios in respect of the transaction exceed 0.1% but are less than 2.5%, the entering into of the Agreement by Sino Hope is subject to the reporting and announcement requirements, but is exempt from the requirement of independent shareholders' approval, under Rule 14A.32 of the Listing Rules. CapitaLand China Holdings and CRL (HK) have ceased to be connected persons of Sino Land and TST Properties upon completion of the Agreement.

THE AGREEMENT

On 18th January, 2008, Sino Hope (a wholly-owned subsidiary of Sino Land) entered into the Agreement with CapitaLand China Holdings and CRL (HK) in relation to the acquisition of 10% of the issued share capital of Harvest Sun. Completion of the transaction under the Agreement took place on the same day.

Reference is made to the Joint Announcement and the Joint Circular whereby it was stated that Sino Hope has entered into a non-legally binding memorandum of agreement on 12th December, 2007 in respect of its proposed acquisition of 10% of the issued share capital of Harvest Sun from CapitaLand China Holdings and CRL (HK). The Agreement represents the definitive agreement in respect of the transaction provided under such memorandum of agreement.

Pursuant to the Agreement, Sino Hope acquired 10 shares in Harvest Sun, representing 10% of the issued share capital of Harvest Sun, held by CapitaLand China Holdings (as the registered owner) and CRL (HK) (as the beneficial owner). Prior to the transaction, Sino Land indirectly held 90% of the issued share capital of Harvest Sun after having completed, through Sino Hope, a series of transactions on 21st December, 2007 to acquire 60% of the issued share capital of Harvest Sun. Details of such transactions were set out in the Joint Announcement and the Joint Circular. Following completion of the acquisition of the remaining 10% of the issued share capital of Harvest Sun under the Agreement, Harvest Sun has become an indirect wholly-owned subsidiary of Sino Land and TST Properties.

Consideration

Pursuant to the Agreement, the consideration payable by Sino Hope to CapitaLand China Holdings and CRL (HK) is HK$44,218,971 in cash based on the management accounts as at 30th September, 2007 and has been adjusted to HK$44,635,642 in cash by reference to the unaudited completion accounts, which is subject to a further adjustment (if any) by reference to the completion audit. The respective directors of TST Properties and Sino Land consider that, notwithstanding adjustment (if any) according to the completion audit as provided in the Agreement, the transaction would remain as a connected transaction under the Listing Rules with the relevant percentage ratios below 2.5%. Completion took place on the same day as the Agreement was entered into on 18th January, 2008 and Sino Hope has paid the consideration of HK$44,635,642.

The consideration represents the value of the 10% issued share capital of Harvest Sun which has been determined based on the consolidated net asset value of Harvest Sun as stated in its management accounts as at 30th September, 2007. Under the Agreement, one of the adjustments which has been made and reflected when arriving at the consolidated net asset value of Harvest Sun is that, the value of the Harvest Sun group's attributable interest in the retained parts of the Property which was agreed at HK$420,000,000, such value being the same as the value of the Property attributable to Harvest Sun as stated in the valuation report issued by DTZ Debenham Tie Leung Limited and included in the Joint Circular. Other adjustments made include (i) a number of agreed treatments of certain deferred tax assets and deferred tax liabilities of the Harvest Sun group; and (ii) by reference to the unaudited management accounts prepared as at 21st December, 2007 (being the date of the completion of Sino Hope's acquisition of 60% of the issued share capital of Harvest Sun), such accounts to be subject to a completion audit, and adjustment sums shall be paid accordingly. The net book value of Harvest Sun as stated in the unaudited management accounts prepared as at 21st December, 2007 was HK$446,356,416.

The consolidated net profits before taxation and extraordinary items of Harvest Sun for the two financial years ended 31st December, 2005 and 31st December, 2006 were HK$102,674,195 and HK$23,831,605 respectively. The consolidated net profits after taxation and extraordinary items of Harvest Sun for the two financial years ended 31st December, 2005 and 31st December, 2006 were HK$84,763,303 and HK$21,105,185 respectively.

The group to which CapitaLand China Holdings belongs subscribed the 10 shares in Harvest Sun sold to Sino Hope under the Agreement at the par value of US$1 per share.

REASONS FOR ACQUIRING THE REMAINING INTEREST IN HARVEST SUN

Harvest Sun is the 100% beneficial shareholder of Harvest Sun Limited, a developer under a development agreement entered into with the Mass Transit Railway Corporation in 1995 (as supplemented and amended) in relation to the Property (with the rights and obligations of the Mass Transit Railway Corporation having been subsequently passed to MTRC). Harvest Sun Limited has development rights in the Property and is entitled to certain interests in the Property, including proceeds of sale and leasing of the Property on and subject to the terms and conditions of the said development agreement. Parts of the Property have been sold and the unsold parts thereof are still owned by MTRC. For the purpose of the Agreement, the unsold parts of the Property consist of the commercial accommodation and residential units at Island Harbourview in an aggregate gross floor area of approximately 143,168 square feet together with 330 commercial car parks, 579 residential car parks and 117 office car parks in the Property. In relation to the proceeds of sale and leasing of the unsold parts of the Property, Harvest Sun Limited is entitled to reimbursement of deductible costs incurred by it in the project, and thereafter to 60% of the surplus proceeds, in each case subject to and in accordance with the said development agreement.

The transaction under the Agreement enabled Sino Land to fully consolidate its interest in Harvest Sun and hence its interest in the unsold parts of the Property, following on from the series of transactions undertaken in December 2007 to acquire 60% of the issued share capital in Harvest Sun which took Sino Land's interest up to 90% (prior to the Agreement).

After a series of transactions undertaken by Sino Hope and completed on 21st December, 2007 acquiring interests in Harvest Sun from the joint venture parties other than CapitaLand China Holdings and CRL (HK), Harvest Sun became a subsidiary of Sino Hope and hence Sino Land, and as a result CapitaLand China Holdings and CRL (HK) had become connected persons of Sino Land and its holding company, TST Properties, under the Listing Rules. Accordingly, the entering into of the Agreement by Sino Hope constituted a connected transaction of TST Properties and Sino Land under the Listing Rules. As the relevant percentage ratios in respect of the transaction exceed 0.1% but are less than 2.5%, the entering into of the Agreement by Sino Hope is subject to the reporting and announcement requirements, but is exempt from the requirement of independent shareholders' approval, under Rule 14A.32 of the Listing Rules. CapitaLand China Holdings and CRL (HK) have ceased to be connected persons of Sino Land and TST Properties upon completion of the Agreement.

The directors (including the independent non-executive directors) of both TST Properties and Sino Land are of the view that the terms of the Agreement are on normal commercial terms and are fair, reasonable and in the interests of TST Properties and Sino Land and their respective shareholders as a whole.

GENERAL INFORMATION

TST Properties is the holding company of Sino Land. Both TST Properties and Sino Land are investment holding companies and their principal businesses include property development and investment, investment in securities, financing, hotel and building management and services.

CapitaLand China Holdings is a company engaged in investment holding, provision of management services and property development. CRL (HK) is an investment holding company.

"Agreement"	the sale and purchase agreement dated 18th January, 2008 entered into between Sino Hope, CapitaLand China Holdings and CRL (HK) pursuant to which Sino Hope has acquired 10% of the issued share capital of Harvest Sun held by CapitaLand China Holdings as registered owner and on trust for CRL (HK), being the beneficial owner, subject to the terms and conditions therein
"CapitaLand China Holdings"	CapitaLand China Holdings Pte Ltd, a company incorporated in Singapore whose shares are wholly-owned by CapitaLand Residential Limited
"connected person(s)"	has the meaning ascribed thereto in the Listing Rules
"CRL (HK)"	CRL (HK) Pte Ltd, a company incorporated in Singapore, whose shares are wholly-owned by CapitaLand Residential Limited
"Harvest Sun"	Harvest Sun (B.V.I.) Limited, a company incorporated in the British Virgin Islands, whose issued share capital, prior to the completion of the Agreement, was 90% owned by Sino Land indirectly and 10% owned by CapitaLand China Holdings on trust for CRL (HK)
"HK$"	Hong Kong dollars, the lawful currency of Hong Kong
"Hong Kong"	the Hong Kong Special Administrative Region of the People's Republic of China
"Joint Announcement"	the announcement dated 12th December, 2007 jointly made by TST Properties and Sino Land
"Joint Circular"	the circular dated 31st December, 2007 jointly issued by TST Properties and Sino Land
"Listing Rules"	the Rules Governing the Listing of Securities on the Stock Exchange from time to time
"MTRC"	MTR Corporation Limited
"Property"	Package One of the Airport Railway Olympic Station Property Development in relation to which a development agreement was entered into between Harvest Sun Limited and the Mass Transit Railway Corporation in 1995 (as supplemented and amended), with the rights and obligations of the Mass Transit Railway Corporation having been subsequently passed to MTRC
"Sino Hope"	Sino Hope Investments Limited, a company incorporated in Hong Kong whose shares are indirectly wholly-owned by Sino Land
"Sino Land"	Sino Land Company Limited, a company incorporated in Hong Kong whose shares are listed on the main board of the Stock Exchange, and a subsidiary of TST Properties

"Stock Exchange"	The Stock Exchange of Hong Kong Limited
"TST Properties"	Tsim Sha Tsui Properties Limited, a company incorporated in Hong Kong whose shares are listed on the main board of the Stock Exchange
"US$"	US dollars, the lawful currency of the United States of America

By Order of the Board of	By Order of the Board of
Tsim Sha Tsui Properties Limited	**Sino Land Company Limited**
Eric Ip Sai Kwong	**Eric Ip Sai Kwong**
Company Secretary	*Company Secretary*

Hong Kong, 18th January, 2008

As at the date of this announcement, the Executive Directors of TST Properties are Mr. Robert Ng Chee Siong, Mr. Raymond Tong Kwok Tung and Mr. Daryl Ng Win Kong, the Non-executive Director is The Honourable Ronald Joseph Arculli and the Independent Non-executive Directors are Dr. Allan Zeman, Mr. Adrian David Li Man-kiu and Mr. Steven Ong Kay Eng.

As at the date of this announcement, the Executive Directors of Sino Land are Mr. Robert Ng Chee Siong, Mr. Raymond Tong Kwok Tung, Mr. Yu Wai Wai, Mr. Thomas Tang Wing Yung, Mr. Daryl Ng Win Kong and Mr. Ringo Chan Wing Kwong, the Non-executive Director is The Honourable Ronald Joseph Arculli and the Independent Non-executive Directors are Dr. Allan Zeman, Mr. Adrian David Li Man-kiu and Dr. Fu Yuning.

END